April 3, 2006	via US Mail and Facsimile: 202-551-3574
United States
Securities and Exchange Commission
Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Valor Communications Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 1-32422
Dear Ms. Blye:
The following information addresses the comments in your letter dated March 28, 2006 to Valor Communications Group, Inc. As requested in that letter, Valor Communications Group, Inc. (“Valor”) acknowledges that, in responding to the comments by the Securities and Exchange Commission, Valor is responsible for: (i) the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Valor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Question 1:
Please describe to us (SEC) in non-technical language and adequate detail, your current, historical, and anticipated operations in or contacts with each country (Cuba, Iran, North Korea, Sudan and Syria), hereinafter referred to as the “Countries” whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements.
Answer:
1. As noted by Staff, operating subsidiaries of Valor Communications Group, Inc (“Valor”) provide long-distance calling services, both domestic and international, to their domestic customers pursuant to a resale agreement (“Agreement”) with Sprint Communications Company, L.P (“Sprint”). Valor does not monitor or restrict the ability of its customers to make calls to international locations, so it is possible for a Valor customer to make a long-distance call to a location in Cuba, Iran, North Korea, Sudan, or Syria. At present, and since our inception in 2000, this is the only business operation of Valor that could be deemed to be an economic activity that is somehow associated with one of these nations. Valor has no other direct or indirect present, historical, or anticipated operations through any subsidiary, affiliate, or joint venture that does business with or seeks to do business with the governments, businesses or citizens of Cuba, Iran, North Korea, Sudan or Syria. These nations are separately listed in this Agreement simply because the quality and availability of global telecommunications network infrastructure each vary significantly from country to country, and the terms of Valor’s contract with Sprint provide specific rates for each country that a Valor customer may make international calls to in order to reflect that fact.

VCG Response to SEC Comments
Dated April 3, 2006

Question 2:
Please discuss the materiality of your operations or contacts with the Countries regarding whether individually or in the aggregate such operations: i) constitute a material investment risk for your security holders; ii) materiality in quantitative terms, including the dollar amounts of revenues, assets and liabilities associated with Cuba, Iran, North Korea, Sudan, and Syria; (iii) materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value; (iv) whether legislation would require state pension funds to divest their investment in Valor; and (v) potential impact of the investor sentiment evidenced by these actions directed toward companies operating in the Countries.
Answer:
2. Valor believes that the amount of international long distance revenue received from telephone calls made to the countries in question under its Sprint long distance contract, is deminimus. Valor does not have assets in Cuba, Iran, North Korea, Sudan or Syria nor does it have liabilities to the governments, businesses or citizens of any of these countries. The total amount of revenue that Valor generated as a result of international calls made by its domestic long-distance customers in 2005 was less than $1 million, with approximately $580,000 of that amount derived as a result of calls made to Mexico and Canada. The remainder of Valor’s international revenue, approximately $420,000 comes from calls to over 75 other countries. Included in the top ten countries to which long distance calls are made are: Mexico, Canada, United Kingdom, Germany, Japan, South Korea, Philippines, Italy, Kazakhstan and Australia. In light of the nature of this business arrangement and the inconsequential amount of associated revenue in question, Valor does not believe that this business activity constitutes a material risk for holders of any of its securities, nor does Valor believe that additional disclosure is required. Qualitatively, Valor does not believe the nature of this business operation would be deemed important by a reasonable investor making an investment decision. To Valor’s knowledge this business activity would not require any investing body to divest its holdings of Valor’s securities pursuant to any enacted legislation. To reiterate, Valor does not do business with or seek to do business with any state sponsors of terrorism or any businesses or citizens in any of those countries.
Sincerely,
Valor Communications Group, Inc.

/s/ John J. Mueller

John J. Mueller
President and Chief Executive Officer

cc:	Pradip Bhaumik
Attorney Advisor,
Division of Corporation Finance
United States Securities
And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Larry Spirgel
Assistant Director
Division of Corporation Finance

Kyle Moffat
Accounting Branch Chief
Division of Corporation Finance

William M. Ojile, Jr., Esq.

VCG Response to SEC Comments
Dated April 3, 2006

Chief Legal Officer
Valor Communications Group, Inc.
201 E. John Carpenter Fwy., Suite 200
Irving, TX 75063

Joshua N. Korff, Esq.
Kirkland & Ellis LLP
153 E. 53rd Street
New York, NY 10022

Christopher Neumann, Esq.
Kirkland & Ellis LLP
153 E. 53rd Street
New York, NY 10022